CORTEX

AI FOR VISUAL COMMUNICATION



Brands spend $600 Billion per year on visual content

That's stuff like photos, videos, animations, graphics, and more.

And this content is used everywhere from social media to print ads. From websites to TV. From billboards to packaging.

But marketers today have no tools to help them **understand & optimize** their visual content

Marketers have had tools and software to help them optimize their text for decades.

But the world is becoming more and more visual every year, and until recently, the technology didn't exist to help marketers with this enormous challenge.

This makes marketing and advertising a very **risky investment** and the chance of failure is high

Each new campaign is a gamble.

Strategies and creative direction even at some of the most sophisticated companies in the world are still based on guesses and intuition.

Marketers' careers are always on the line.

Did you know? *job turnover for executives in marketing is double that of other disciplines*

Cortex is the solution to this $600B problem



Cortex is an enterprise SaaS platform that uses **machine learning** to predict the performance of visuals

Cortex enables brands to **invest with confidence**

Cortex enables professionals to **rest easy**

"Cortex's insights were very clear and gave the context and numbers around a lot of ideas people had in their heads. Now we have actual facts that say 'this is what's not working.' With Cortex's reporting it's very clear what actions we can take."

- Freddy McLaughlin, Lead Analytics Manager
Mondelez International (Oreo)



SaaS machine learning platform that tells brands how to make content consumers actually like

Insights delivered **before time or money is spent**

Peace of mind for marketers; never gambling their jobs again

Increases performance by over 50% - creates massive value in a $600 billion dollar market





Every day, Cortex gathers more data, **increasing our data moat**

New customers pay for custom machine learning models which **increase our value to them and makes it harder for a competitor to catch up**





Did you know? *Cortex analyzes more visual content every 12 hours than a marketer will in their entire career*



CORTEX | Customers





























L'ORÉAL PARIS
OREO
TOYOTA
ST REGIS HOTELS & RESORTS
AAA
tarte

ORIBE
SANOFLORE ORGANIC LABORATORY
VICHY LABORATOIRES
THE RITZ-CARLTON
Kao
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

GOLDWELL.
gettyimages
Marriott
Deloitte.
FLEXJET


Land & expand approach to close fast pilots and convert to annual subscription

Charge premiums for custom models that also increase stickiness

$10,000
Pilot

+

$30,000

Annual recurring SaaS Subscription per brand

$600,000

Run rate


CORTEX | Pipeline

46 companies own **2,165 brands** in our target industries



In Process

Donnone
General Mills
Mars
Unilever
Sumitomo
AB Inbev
Heineken
Brown Forman
Kraft Heinz
Pepsico
Pernod Ricard

Targets

Kellogg	Accord
Nestle	Luxottica
Kimberly Clark	Estee Lauder
Clorox	Richmond
Bayer	Kering
SC Johnson	The Swatch Group
Diageo	LVMH
Constellation Brands	General Motors
Molson Coors	Fiat Chrysler
Kirin Holdings	TATA Motors
Asahi Group	BMW Group
Wyndham	Volkswagen
IHG	FCA

i

Cortex hits 2021 plan by landing just 10 more of these companies in the next 12 months.



__Did you know?__ Cortex prices are designed to be under procurement thresholds for these type of companies, speeding up our sales process by up to 70%



CORTEX | Projections

$2,000,000
Revenue in 2021

$6,000,000
Revenue in 2022

Quarterly Revenue

$1,500,000

$1,000,000

$500,000

Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022

Quarters

These are forward-looking projections that cannot be guaranteed.

 CORTEX | The Perfect Team

Entrepreneurs who've lived the problem



Brennan White | CEO



Matt Peters | CCO

Founded a successful content marketing agency for Fortune 500 brands. Inc 5000 company multiple years. $10M in annual revenue



CORTEX | The Perfect Team

Experience Building Products with ML

PhD in Machine Learning





Dimitry Kudryavtsev | VP of Engineering

Built SaaS and ML products for DataXu + the US Govt.

Dung Phan | Lead Data Scientist

PhD in Multivariate Optimization



CORTEX | The Perfect Team

Marketing Expert + Growth Hacker

John Lahr | Marketing Director

Builds extremely successful inbound campaigns

30-year Partnerships Expert





Herman Uscategui | SVP of Partnerships

16 years leading Starbucks' Partnerships

Total team = 12
5 business and 7 Engineers



Raising $1,070,000

- $8.42M pre-money valuation
- Equity Round

Previous funding

- $690,000 Angel
- $100,000 Revenue-based Financing
- $100,000 Techstars Boston 2020
- $420,000 equity round Q3 2020

Use of Funds

- Dedicated team for our new partnership with one of the largest advertising agencies in the world

- Funding our own advertising, marketing and growth operations.

- Accelerating the rate of machine learning model creation to sustain our moat

- Securing patents on novel video-focused tech

CORTEX

AI FOR VISUAL COMMUNICATION